FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 8, 2007
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form
                            20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

                                  EXHIBIT INDEX


Exhibit       Date                            Description of Exhibit
-------       ----                            ----------------------

   1       2007/06/08      Convocation Notice of the 15th Ordinary General
                           Meeting of Shareholders (English Translation)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     Internet Initiative Japan Inc.




Date:  June 8, 2007                  By: /s/ Koichi Suzuki
                                         --------------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director

EXHIBIT 1
---------

                         Convocation Notice of the 15th

                    Ordinary General Meeting of Shareholders


                                       of




                         Internet Initiative Japan Inc.


--------------------------------------------------------------------------------

This document is the English translation of the "Convocation notice of the 15th ordinary general meeting of shareholders"("Dai ju-gokai teiji kabunushi sokai shoshu gotsuchi") of Internet Initiative Japan Inc. ("IIJ" or "the Company") to be held on June 26, 2007.

CAUTIONARY NOTES
----------------


Note 1: This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and
               Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of our Annual Report on Form 20-F dated July 11, 2006 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2: This document has been prepared pursuant to the requirements of the Corporation Law of Japan. Financial Statements have been prepared in accordance with generally accepted accounting principles in Japan, which differ in certain respects from generally accepted accounting principles in the United States. Also, financial statements included in this document are non-consolidated base which differ from consolidated ones which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3: The ADRs holders shall instruct The Bank of New York to exercise its voting right represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares. This means they may not be able to exercise any voting right for IIJ and attend the ordinary general meeting of shareholders of IIJ.

                                                                    June 8, 2007
TO OUR SHAREHOLDERS:
                                                  Koichi Suzuki
                                                  Representative Director
                                                  Internet Initiative Japan Inc.
                                                  1-105, Kanda Jinbo-cho,
                                                  Chiyoda-ku, Tokyo, Japan


                              CONVOCATION NOTICE OF
                              ---------------------
                THE 15TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
                -------------------------------------------------


         You are hereby requested to attend the 15th ordinary general meeting of shareholders of Internet Initiative Japan Inc. ("IIJ" or "the Company",) which is to be held as stated below.
         In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or by accessing the voting web site (Japanese only) containing the voting form. The voting form through the Internet must be received by 5:30 p.m., Monday, June 25, 2007 at the latest.

1.     Date and time:               10:00 a.m., June 26, 2007 (Tuesday)

2.     Place:                       KKR Hotel Tokyo 11th floor, Room
                                    Kujaku
                                    1-4-1, Otemachi, Chiyoda-ku, Tokyo, Japan

3.     Agenda of the meeting:

Subjects to be reported:

1. Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of company auditors for the 15th term (from April 1, 2006 to March 31, 2007)

2. Non-consolidated financial statements for the 15th term (from April 1, 2006 to March 31, 2007)


Subjects to be resolved:

       Item 1:  Appropriation of Retained Earnings
       Item 2:  Amendments to the Articles of Incorporation
       Item 3:  Election of eight(8) Directors

4.     Notice to shareholders

        With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ's web site at http://www.iij.ad.jp/IR/ .(Japanese only)

     (Attachment)

                                 Business Report
                                 ---------------
                            for the 15th Fiscal Year
                            ------------------------


1.       Matters Concerning the Current Status of the Group
-----------------------------------------------------------

   (1) Progress and Results of the Business

   [General Business Environment for the Fiscal Year Ended March 31, 2007]

     During the fiscal year ended March 31, 2007, Japan's economy saw improved corporate earnings with increased capital investment, and while we must be cautious of the effects of rising crude oil prices, the economic recovery is generally continuing in Japan.

     In the data communications markets in which our group participates, individual network usage increased as broadband networks continued to grow. Corporate expenditures on mainframe computers is declining, while expenditures on servers and other distributed systems is expected to continue to rise, and network systems, including the Internet, will continue to be employed in mission critical operations. With internal corporate networks being built using VPN technology, servers and network equipment being housed in data centers, and the increasing outsourcing of operation of corporate systems such as e-mail, the business environment for our group was favorable through this fiscal year.

   [Business Conditions for the Fiscal Year Ended March 31, 2007]

     In the fiscal year ended March 31, 2007, the IIJ Group continued to focus on developing highly reliable value-added network services primarily for medium to large companies and government institutions, as it has in previous years. The group is also actively offering network solutions and systems integration services. In Internet connectivity services, more companies are using broadband, and the speed of those connections has been increasing rapidly. In value-added services, demand for our Data Center services has been holding strong, and the demand for e-mail systems operation and security services has been very high. In systems integration services, we have seen increasing volume of work in construction and operation of internal corporate network systems, and server construction related work, such as Web-based systems using the Internet.

   In service development, the Company introduced the IIJ Secure MX Service, which provides comprehensive security features for corporate e-mail systems. The Company also partnered up with a broadcast company and conducted tests on a new download distribution service using P2P technology. The Company is planning to release a new high-definition content distribution platform service in the next fiscal year.

   One year after listing on the Mothers market of the Tokyo Stock Exchange ("TSE") in December 2005, the Company's listing was transferred to the TSE First Section.

  [Business Results for the Fiscal Year Ended March 31, 2007]

     For the fiscal year ended March 31, 2007, operating revenue rose 14.5% over the previous year to 57,055 million yen, supported primarily by the sustained increase in recurring revenues from value-added services and systems operation, and an increase in one-time revenues from systems construction. Though backbone expenses and other network procurement and administration costs did not rise much, there was a notable increase in systems integration costs commensurate with the increase in sales, and cost of sales rose 12.1% over the previous fiscal year to 45,968 million yen. In the end, gross profit on sales rose 26.0% over the previous year to 11,087 million yen. Sales and general administrative expenses rose by 18.8% over the previous year to 7,587 million yen as a result of an increase in personnel expenses and advertising expenses. Operating income increased 45.2% from the previous year to 3,500 million yen, resulting in an operating income ratio of 6.1%, continuing the up-trend started in the previous fiscal year. Income from operations before income tax benefit, minority interests and equity in net loss of equity method investees decreased 6.1% from the previous year to 5,049 million yen including 3,230 million yen of the gain from the sale of available-for-sale securities and an impairment loss of 1,363 million yen on unlisted securities. Net income increased 13.8% to 5,410 million yen over the previous year, boosted by differed tax benefit of 1,495 million yen resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others.

   [Group Reorganization]

     The Company is providing its customers with total network solutions through the cooperation of all group companies. To further strengthen the Company's capacity to provide solutions and optimize group management, the Company acquired shares from minority shareholders in IIJ consolidated subsidiaries IIJ Technology Inc., and Net Care, Inc., thus increasing its controlling share ratio to 86.1% and 75.5%, respectively. The company made IIJ Technology Inc., and Net Care, Inc., 100% owned subsidiaries through the exchanges of shares effective on May 11, 2007.

     To broaden the business scope of the group, the Company received a transfer of business on October 1, 2006, from Net Chart Japan Corporation and established a new network construction company, Net Chart Japan Inc. that provides services such as installing, configuring, and wiring equipment. The Company added Net Chart Japan Inc. to its group as a 100% owned subsidiary.

  [Corporate Governance]

     The Company is aware of the importance of strong and robust corporate governance to increase the value of the Company and fulfill its mission to support and operate the Internet as a vital element of social infrastructure. The Company has American Depositary Shares listed on the NASDAQ stock exchange, and as such must comply with the Sarbanes-Oxley Act in the United States. In doing so, the Company has appointed astute external directors and auditors, and has strengthened management oversight by strengthening the authority of the Board of Company Auditors. Also based on the Sarbanes-Oxley Act, the Company requires the Chief Executive Officer and Chief Financial Officer to personally certify the accuracy of the English annual report, which includes consolidated financial statements; it has appointed a finance expert to the Board of Company Auditors; it has the Board of Company Auditors oversee the services to be provided to the Company by its independent registered public accounting firm and its affiliates; it adopted a code of ethics; and it operates an internal reporting system. The application of the internal control and auditing system required by the Sarbanes-Oxley Act was postponed to the fiscal year ending March 2008 because of the change in the regulations in the U.S.; however, the Company commenced documenting its internal control system and performing self-evaluations.

(2) Capital Investment

     The Group's capital investment is mainly for purchases of the network equipment necessary for the operation and maintenance of network systems, equipment for customer networks, and development of the operational systems that support the Company's services. The Company's general policy is to lease non-current assets rather than owning them.

     Total capital investment during the fiscal year ended March 31, 2007 (including leases) was 3,953 million yen.

(3) Financing

     There is nothing to report on this subject.

(4) Transfers of Business, Split-offs, and Spin-offs

     There is nothing to report on this subject.

(5) Transfers of Business from Other Companies

     On October 1, 2006, the newly established 100% owned subsidiary Net Chart Japan Inc., received a transfer of business from Net Chart Japan Corporation valued at 110 million yen.

     On March 29, 2007, the Company concluded a business transfer agreement with Panasonic Network Services, Inc. ("PNS"), for shares valued at 1,200 million yen of a company that will be created as the result of a June 1, 2007 spin off of PNS's ISP service for individuals and its corporate solutions business.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions

     There is nothing to report on this subject.

(7) Acquisition or Disposal of Shares and Other Equities or Warrants of Other Companies

     There is nothing to report on this subject.

(8) Issues Facing the Company

     Though the Company is in a favorable market environment, the Company believes that it is important to continue to develop and offer highly reliable and competitive services that meet the network systems needs of corporations and government organizations, as it has done this fiscal year. And with a view to expanding the scope of business activities in the mid- and long-term, it will be important to form alliances with business partners in certain areas as well as to take advantage of M&As and other new business development activities. To fully leverage the group's potential power, it is vital to establish a group management system that promotes effective business management.

     Accomplishing this and maintaining continued growth will require the acquisition and training of capable personnel, and the Company must put effort into the training of new hires. There were 82 new hires the fiscal year ended March 31, 2007, and there were 83 in the new fiscal year starting on April 1, 2007.

    We sincerely hope that we can count on further support and encouragement from our shareholders.

(9) Summary of Assets, Profit and Losses

                                                                                           (Thousand Yen)
------------------------------------ ---------------------- ------------------- ---------------- -----------------
                                        12th Fiscal Year      13th Fiscal Year  14th Fiscal Year 15th Fiscal Year
------------------------------------ ---------------------- ------------------- ---------------- -----------------
                                             FY 2003              FY 2004           FY 2005           FY 2006
------------------------------------ ---------------------- ------------------- ---------------- -----------------
Total revenues                                 38,779,462           41,702,567       49,812,584        57,054,581
------------------------------------ ---------------------- ------------------- ---------------- -----------------
Operating income (loss)                        (1,449,884)           1,247,651        2,411,144         3,500,272
------------------------------------ ---------------------- ------------------- ---------------- -----------------
Net income (loss)                              (2,270,686)           2,906,269        4,753,570         5,409,713
------------------------------------ ---------------------- ------------------- ---------------- -----------------
Net income (loss) per share                       (71,606)              75,858           24,301            26,519
                                                       yen                 yen              yen               yen
------------------------------------ ---------------------- ------------------- ---------------- -----------------
Total assets                                    42,736,925          37,116,471       50,704,989        47,693,004
------------------------------------ ---------------------- ------------------- ---------------- -----------------
Total shareholders' equity                       6,214,128          11,615,073       20,221,938        20,112,004
------------------------------------ ---------------------- ------------------- ---------------- -----------------
Total shareholders' equity per share               162,198             303,171           99,132            98,592
                                                       yen                 yen              yen               yen
------------------------------------ ---------------------- ------------------------------------ -----------------

(Notes)

  (a) IIJ's consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States.
  (b) IIJ conducted a 1 to 5 stock split effective on October 11, 2005. As stated below, the per share data is calculated based on the assumption that the stock split was made at the beginning of the fiscal year ended March 31, 2004.

  ------------------------------------- ----------------- ---------------------
                                        12th Fiscal Year    13th Fiscal Year
                                             FY 2003            FY 2004
  ------------------------------------- ----------------- ---------------------
  Net income (loss) per share                (14,321) yen        15,172 yen
  ------------------------------------- ----------------- ---------------------
  Total shareholders' equity per share         32,440 yen        60,634 yen
  ------------------------------------- ----------------- ---------------------

  (c) Net income (loss) per share is calculated based on the weighted-average of the total number of outstanding shares during the fiscal year. Total shareholders' equity per share is calculated based on the total number of outstanding shares at the end of the fiscal year.

(10) Significant Matters of the Parent Company and Subsidiaries

 (a) Significant subsidiaries

---------------------------- ---------------- -------------------- ---------------------------------------------------
      Name of company            Capital       Share holding ratio                   Primary business
                              (thousand yen)
---------------------------- ---------------- -------------------- ---------------------------------------------------
IIJ Technology Inc.             2,358,126             86.1%        Design, development, construction and operation and
                                                                   maintenance of systems
---------------------------- ---------------- -------------------- ---------------------------------------------------
IIJ America Inc.             USD2,530,000.00          98.8%        Build of backbone networks and Internet
                                                                   connectivity services in the U.S.
---------------------------- ---------------- -------------------- ---------------------------------------------------
Net Care, Inc.                  1,000,000             75.5%        Network operation, customer service support and
                                                                   call center
---------------------------- ---------------- -------------------- ---------------------------------------------------
Net Chart Japan, Inc.             55,000             100.0%        Development of networks, operating services and
                                                                   equipment sales related to networks
---------------------------- ---------------- -------------------- ---------------------------------------------------
IIJ Financial Systems Inc.        50,000              86.1%        Systems integration and outsourcing service to
                                                                   securities firms
---------------------------- ---------------- -------------------- ---------------------------------------------------

(Note)

1. On April 5, 2007, IIJ's board of directors resolved that IIJ make the two consolidated subsidiaries, IIJ Technology Inc. ("IIJ-Tech") and Net Care, Inc. ("Net Care") 100% owned through share exchanges. The share exchanges became effective on May 11, 2007 and on the same date the two consolidated subsidiaries became 100% owned. As a result of this share exchanges, the Company also indirectly acquired IIJ Financial Systems Inc., a 100% owned subsidiary of IIJ-Tech, and IIJ America Inc., a subsidiary of IIJ, became a 100% own subsidiary of IIJ. Through this share exchanges, IIJ has newly issued 2,178 common stocks of IIJ.

2. Before the above-mentioned share exchange, as of April 5, 2007, IIJ's ownership in IIJ-Tech and Net Care increased to 95.2% and 92.5% respectively, as IIJ had purchased the shares of the companies from their minority shareholders for share value at 5,025 million yen.

3. The shareholding ratio in IIJ America Inc. includes indirectly owned shares. The shareholding ratio in IIJ Financial systems Inc. entirely consists of indirectly owed shares.

4. In April 2007, the Company acquired 51% equity participation in GDX Japan for share value at 300 million yen, messaging network service provider, in a joint venture with GDX Network, Inc., a 100% owned subsidiary of US-based MX Logic, Inc. GDX Japan is a consolidated subsidiary of the Company.

5. At a board meeting on March 29, 2007, the Company agreed to acquire 100% of the shares of hi-ho, Inc. for share value at 1,200 million yen, a company to be formed in a spin-off of the ISP services from Panasonic Network Services, Inc., on June 1, 2007.

     For the fiscal year ended March 31, 2007, the number of consolidated subsidiaries was five and the number of equity-method investees was three.

(11) Major Business Lines
   To provide Internet connectivity services, value-added services, systems integration and equipment sales.

(12) Major Offices
----------------------------- ---------------- ---------------------------------------------------
           Name                   Address                           Functions
----------------------------- ---------------- ---------------------------------------------------
IIJ                           Head office      Chiyoda-ku, Tokyo

                              Branch offices   Osaka-shi, Nagoya-shi, Fukuoka-shi,
                                               Sapporo-shi, Sendai-shi, Toyama-shi, Hiroshima-shi,
                                               Yokohama-shi, Toyota-shi, Naha-shi
----------------------------- ---------------- ---------------------------------------------------
IIJ Technology Inc.           Head office      Chiyoda-ku, Tokyo
----------------------------- ---------------- ---------------------------------------------------
IIJ America Inc.              Head office      California, USA
----------------------------- ---------------- ---------------------------------------------------
Net Care, Inc                 Head office      Chiyoda-ku, Tokyo
----------------------------- ---------------- ---------------------------------------------------
Net Chart Japan, Inc.         Head office      Yokohama-shi, Kanagawa
----------------------------- ---------------- ---------------------------------------------------
IIJ Financial Systems Inc.    Head office      Chiyoda-ku, Tokyo
----------------------------- ---------------- ---------------------------------------------------

(13) Employees
---------------------------- --------------------------------------
      Number of employees           Change from March 31, 2006
---------------------------- --------------------------------------
             1,155                         Increase of 168
---------------------------- --------------------------------------
(Note)

The above figures include employees and contracted employees, do not include staff members on loan from other companies.

(14) Major Lenders and Amount Borrowed
----------------------------------------------- --------------------------
                Source                          Outstanding borrowings
                                                  (Thousands of Yen)
----------------------------------------------- --------------------------
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                 2,000,000
----------------------------------------------- --------------------------
Mizuho Corporate Bank, Ltd.                            2,000,000
----------------------------------------------- --------------------------
Sumitomo Mitsui Banking Corporation                    1,590,000
----------------------------------------------- --------------------------
Mitsubishi UFJ Trust and Banking Corporation             700,000
----------------------------------------------- --------------------------


2.       Shares of the Company
------------------------------

(1) Number of total shares outstanding: 204,300 shares
(2) Number of shareholders at the end of this fiscal year: 5,214 people
(3) Major shareholders:
----------------------------------------------------- --------------------------
                  Shareholder name                       Number of shares held
----------------------------------------------------- --------------------------
Nippon Telegraph and Telephone Corporation                        50,475 shares
----------------------------------------------------- --------------------------
Hero and Company(note)                                            27,409 shares
----------------------------------------------------- --------------------------
Koichi Suzuki                                                     12,532 shares
----------------------------------------------------- --------------------------
Itochu Corporation                                                10,430 shares
----------------------------------------------------- --------------------------
NTT Communications Corporation                                    10,200 shares
----------------------------------------------------- --------------------------
The Dai-ichi Mutual Life Insurance Company                         6,365 shares
----------------------------------------------------- --------------------------
Japan Trustee Services Bank, Ltd(Trust account)                    6,261 shares
----------------------------------------------------- --------------------------
Mizuho Corporate Bank, Ltd.                                        3,560 shares
----------------------------------------------------- --------------------------
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                             3,430 shares
----------------------------------------------------- --------------------------
Sumitomo Mitsui Banking Corporation                                3,030 shares
----------------------------------------------------- --------------------------
(Note)
Hero and Company is the nominee of The Bank of New York, which is the depositary of IIJ's ADRs, and the number of shares held by Hero and Company is equivalent to the number of ADRs outstanding.

(4) Other important matters concerning shares
There is nothing to report on this subject.

3.       Matters Concerning the Company's Stock Acquisition Rights
------------------------------------------------------------------

(1) Stock acquisition rights granted to and held by the Company's officers in compensation for exercise of their duties


                      Date of shareholders' meeting                                       April 7, 2000
------------------------------------------------------------------------------------------------------------------------
                                                                                    Director       Outside      Company
                                                                               (excluding outside  director     auditor
                                                                                  director)
------------------------------------------------------------------------------------------------------------------------
  Number of granted people                                                                   4             -          -
------------------------------------------------------------------------------------------------------------------------
  Number of options                                                                         55
------------------------------------------------------------------------------------------------------------------------
  Number of shares                                                                   275 shares            -          -
------------------------------------------------------------------------------------------------------------------------
  Kind of stock                                                                             Common stock
------------------------------------------------------------------------------------------------------------------------
  Issue value of new shares                                                                2,163,418 yen
------------------------------------------------------------------------------------------------------------------------
  Exercise term                                                                 From April 8, 2002 to April 7, 2010
------------------------------------------------------------------------------------------------------------------------
                                                                          (1) The awardees of the rights shall not
                                                                           assign, transfer, or pledge the awarded
                                                                           rights to any third party or dispose of the
                                                                           same in any manner.
                                                                          (2) Notwithstanding paragraph (1) above, in
                                                                           the event of the death of the awardee, its
                                                                           estate shall have the right to exercise the
                                                                           awardee's rights. Provided, however, that the
                                                                           life of such rights shall be (1) year after
                                                                           the date of death.
  Conditions for exercise                                                 (3) Conditions for exercise and matters of the
                                                                           subscription of rights determined shall be
                                                                           stated by the agreement on the award of
                                                                           subscription rights executed between the
                                                                           Company and its directors and employees.
                                                                          (4) Awardees of the rights shall be entitled
                                                                           to exercise the said rights, in full or in
                                                                           part, as long as they are officers or
                                                                           employees of the Company, its subsidiaries,
                                                                           or affiliates, companies 20% or more owned by
                                                                           the Company.
------------------------------------------------------------------------------------------------------------------------

                      Date of Shareholders' meeting                                       June 27, 2001
------------------------------------------------------------------------------------------------------------------------
                                                                                       Director      Outside     Company
  Number of granted people                                                        (excluding outside director    auditor
                                                                                     director)
------------------------------------------------------------------------------------------------------------------------
  Number of options                                                                            5           -          -
------------------------------------------------------------------------------------------------------------------------
  Number of shares                                                                            75           -          -
------------------------------------------------------------------------------------------------------------------------
  Kind of stock                                                                        375 shares          -          -
------------------------------------------------------------------------------------------------------------------------
  Issue value of new shares                                                                Common stock
------------------------------------------------------------------------------------------------------------------------
  Exercise term                                                                             334,448 yen
------------------------------------------------------------------------------------------------------------------------
  Conditions for exercise                                                       From June 28, 2003 to June 27, 2011
------------------------------------------------------------------------------------------------------------------------
                                                                         (1) The awardees of the rights shall not
                                                                          assign, transfer, or pledge the awarded rights
                                                                          to any third party or dispose of the same in
                                                                          any manner.
                                                                         (2) Notwithstanding paragraph (1) above, in the
                                                                          event of the death of the awardee, its estate
                                                                          shall have the right to exercise the awardee's
                                                                          rights. Provided, however, that the life of
                                                                          such rights shall be (1) year after the date
  Number of granted people                                                of death.
                                                                         (3) Conditions for exercise and matters of the
                                                                          subscription of rights determined shall be
                                                                          stated by the agreement on the award of
                                                                          subscription rights executed between the
                                                                          Company and its directors and employees.
                                                                         (4) Awardees of the rights shall be entitled to
                                                                          exercise the said rights, in full or in part,
                                                                          as long as they are officers or employees of
                                                                          the Company, its subsidiaries, or affiliates,
                                                                          companies 20% or more owned by the Company.
------------------------------------------------------------------------------------------------------------------------

(2) Stock acquisition rights granted to employees in compensation for exercise of their duties during the current fiscal year

  There is nothing to report on this subject.

4.       Matters Concerning Corporate Officers of the Company
-------------------------------------------------------------

(1) Directors and company auditors

----------------------------------------------------------------------------------------------------------------------------------
            Position in the Company                   Name                         Business in charge or representatives
                                                                                           of other organizations
----------------------------------------------------------------------------------------------------------------------------------
                                                                            CEO
                                                                            Chairman and Representative Director of IIJ
                                                                            Technology Inc.
President                                      Koichi Suzuki                President of Net Care, Inc.
                                                                            Chairman of the Board of IIJ America Inc.
                                                                            President of Internet Multifeed Co.
----------------------------------------------------------------------------------------------------------------------------------
Executive Vice President                       Toshiya Asaba                Division Director of Network Service Department
----------------------------------------------------------------------------------------------------------------------------------
Executive Vice President                       Yoshiaki Hisamoto            Division Director of Administrative Department
----------------------------------------------------------------------------------------------------------------------------------
Senior Managing Director                       Hideshi Hojo                 Division Director of Sales Department
----------------------------------------------------------------------------------------------------------------------------------
Director                                       Takamichi Miyoshi            General Manager of Strategy Planning Division
----------------------------------------------------------------------------------------------------------------------------------
Director                                       Akihisa Watai                CFO and General Manager of Finance Division
----------------------------------------------------------------------------------------------------------------------------------
Director                                       Hiroyuki Hisashima           Division Director of Applied Research and
                                                                            Development Department
----------------------------------------------------------------------------------------------------------------------------------
Director                                       Kazuhiro Tokita              Division Director of Solution Department
----------------------------------------------------------------------------------------------------------------------------------
Director                                       Yasurou Tanahashi            Chairman and Representative Director of NS Solutions
                                                                            Corporation
----------------------------------------------------------------------------------------------------------------------------------
Director                                       Takashi Hiroi                Senior Manager of Corporate Management Strategy
                                                                            Division of Nippon Telegraph and Telephone
                                                                            Corporation
----------------------------------------------------------------------------------------------------------------------------------
Director                                       Yoshifumi Nishikawa          President of Japan Post Corporation
----------------------------------------------------------------------------------------------------------------------------------
Director                                       Junnosuke Furukawa           Senior Adviser of The Furukawa Electric Co. ,LTD
                                                                            Chairman and Representative Director of Furukawa
                                                                            Ringyo Co. ,Ltd
----------------------------------------------------------------------------------------------------------------------------------
                                                                            Vice chairman and representative director of IIJ
Director                                       Senji Yamamoto               Technology Inc.
                                                                            President of IIJ Financial Systems Inc.
----------------------------------------------------------------------------------------------------------------------------------
Full-time company auditor                      Junichi Tate
----------------------------------------------------------------------------------------------------------------------------------
Company auditor                                Masaki Okada                 Attorney at law
----------------------------------------------------------------------------------------------------------------------------------
Company auditor                                Masaaki Koizumi              Japanese Certified Public Accountant
----------------------------------------------------------------------------------------------------------------------------------
Company auditor                                Hirofumi Takahashi           Full-time company auditor of IIJ Technology Inc.
----------------------------------------------------------------------------------------------------------------------------------

(Notes)

(a) Business in charge or representatives of other organizations is stated
as of March 31, 2007.
(b) Directors and company auditors who assumed or left offices during the year under review are as follows:
      Assumption of office: June 28, 2006
            Director              Yoshiaki Hisamoto
            Director              Senji Yamamoto
            Company auditor       Junichi Tate
      Retirement of office: June 28, 2006
            Director          Fukuzo Inoue
            Company auditor   Hideki Matsushita
(c) Yasurou Tanahashi, Takashi Hiroi, Yoshifumi Nishikawa, and Junnosuke Furukawa are outside directors. Takashi Hiroi is an employee of Nippon Telegraph and Telephone Corporation ("NTT"), and NTT is a shareholder of IIJ (50,475 shares of the Company).
(d) Junichi Tate, Masaki Okada and Masaaki Koizumi are outside company auditors.
(e) Masaaki Koizumi, company auditor, is a Japanese Certified Public
Accountant and has a extensive expertise in finance and accounting.

(2) Total Remuneration to Directors and Auditors
     11 Directors:200,854 thousand yen(including 14,700 thousand yen for 3 outside directors)
     4 Company auditors:20,669 thousand yen(including 13,840 thousand yen for 3 outside company auditors)
(Note)
Remunerations include 23,970 thousand yen paid for the reserve for directors' and company auditors' retirement benefits.

(3) Outside Directors and Auditors
  (i) Important concurrent offices of executive directors and outside officers at other companies

      This is as described in the list of (1) Directors and company auditors above.

 (ii) Main activities during the current fiscal year

                           Name                              Principal Activities
------------------------------------------------------------------------------------------------------------------------
Director                   Yasurou Tanahashi                 Attended 10 of the 14 board of directors meetings held
                                                             during the fiscal year and made necessary remarks in
                                                             deliberations.
------------------------------------------------------------------------------------------------------------------------
Director                   Takashi Hiroi                     Attended 14 of the 14 board of directors meetings held
                                                             during the fiscal year and made necessary remarks in
                                                             deliberations.
------------------------------------------------------------------------------------------------------------------------
Director                   Yoshifumi Nishikawa               Attended 11 of the 14 board of directors meetings held
                                                             during the fiscal year and made necessary remarks in
                                                             deliberations.
------------------------------------------------------------------------------------------------------------------------
Director                   Junnosuke Furukawa                Attended 10 of the 14 board of directors meetings held
                                                             during the fiscal year and made necessary remarks in
                                                             deliberations.
------------------------------------------------------------------------------------------------------------------------
Company auditor            Junichi Tate                      Attended 11 of the 11 board of directors meetings held
                                                             during the fiscal year and made comments from time to time to clarify the doubt point. And attended 12 of the board of company auditors held during the fiscal year. At such
                                                             meetings, he exchanged opinions about audit results and
                                                             conferred about important matters concerned audit as a
                                                             full-time company auditor.
------------------------------------------------------------------------------------------------------------------------
Company auditor            Masaki Okada                      Attended 14 of the 14 board of directors meetings held
                                                             during the fiscal year and made comments from time to time to clarify the doubt point. And attended all 15 of the
                                                             board of company auditors held during the fiscal year. At
                                                             such meetings, he exchanged opinions about audit results
                                                             and conferred about important matters concerned audit.
------------------------------------------------------------------------------------------------------------------------
Company auditor            Masaaki Koizumi                   Attended 14 of the 14 board of directors meetings held
                                                             during the fiscal year and made comments from time to time to clarify the doubt point. And attended all 15 of the
                                                             board of company auditors held during the fiscal year. At
                                                             such meetings, he exchanged opinions about audit results
                                                             and conferred about important matters concerned audit.
------------------------------------------------------------------------------------------------------------------------

(Notes)
1. The number of the board of directors meetings held during the fiscal year does not include a resolution by the board of directors by electromagnetic means pursuant to Article 370 of the Corporation Law in Japan.

2. The principal activities of Junichi Tate, company auditor, are described after his assumption of office on June 28, 2006.

 (iii) Outline of liability limitation contracts

  The Company has concluded agreements with outside directors and company auditors (excluding Junichi Tate) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Company Law. The agreements stipulates that in the event outside directors and company auditors have acted good faith and without gross negligence, the outside director's and company auditor's liability to the Company shall be limited to 10,000,000 yen or the minimum amount of liability stipulated under Article 427, Section 1 of the Company Law, whichever is height.

 (iv) Total amount of compensations received from the parent company or subsidiaries

   There is nothing to report on this subject.

5.    Accounting Auditors
-------------------------

(1)   Name of Accounting Auditor: Deloitte Touche Tohmatsu

(2)   Accounting Auditor Remuneration during the fiscal year

(i) Remuneration for accounting auditor this fiscal year                                            54,644 thousand yen
------------------------------------------------------------------------------------------------------------------------
(ii) Total cash or proceeds from other assets that should be paid by the Company or                 69,564 thousand yen
 its subsidiaries
------------------------------------------------------------------------------------------------------------------------

(Note)
The audit contract between the Company and the accounting auditor does not distinguish between remuneration paid for audits performed pursuant the Corporation Law in Japan and the Securities and Exchange Law in Japan, remuneration paid for audits performed pursuant the generally accepted accounting principals in the United States and remuneration paid for reviews on consolidated and non-consolidated financial statements for the first quarter of the fiscal year ended March 31, 2007, and since it is not practically possible to make such distinction, the above (i) amounts are totals.

(3) Non-audited operations

  There is nothing to report on this subject.

(4) Policy for Dismal or Refusal to Rehire an Accounting Auditor
  In addition to other conditions, the Company will consider dismissal or refusal to rehire an accounting auditor if it is determined that the accounting auditor violated or acted contrary to the Company Law, Certified Public Accountant Law, or related laws, or acted contrary to good public order or customs.

6.       Policies and Systems of the Company
--------------------------------------------

(1) Systems for ensuring the compliance of directors with the law and articles of incorporation, and systems for ensuring the proper execution of other duties

   The details of the resolution by the board of directors of the Company are as follows:

       1. Systems for ensuring the compliance of directors and employees with the law and articles of incorporation in the execution of their duties
          (1) The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others.
          (2) The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
          (3) The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.
          (4) An Office of Internal Audits under the direct control of the president will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.
          (5) For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of directors, external directors, and auditors, and who will evaluate the content for appropriateness and completeness, and approve any material to be released.
       2. Systems for Preserving and Managing Information Related to the Execution of Duties by Directors
          (1) Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by directors ("performance information"), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.
          (2) The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the auditors and others without delay.
          (3) The duties related to the above fall under the jurisdiction of the Chief Information Security Officer and the Chief Document Management Officer.
       3. Regulations Governing Risk Management and Other Systems
          (1) The director that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.
          (2) For certain risk categories, a Review Committee will be established to evaluate the risk and to develop countermeasures.
          (3) A Business Continuity Plan will be developed to address potential emergency situations.

          (4) An internal auditor office under the direct control of the president will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.
       4. Systems for Ensuring the Efficient Execution of Duties by Directors
          (1) A business plan for each fiscal year will be created in line with management objectives, and each operation will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.
          (2) In management of operations, all issues that should be decided by the board of directors in accordance with the Regulations of the board of directors will be strictly decided by the board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all board members in advance.
          (3) In the execution of daily duties, authority will be delegated based on scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.
          (4) To reinforce the board of directors' authority, a certain number of people with notable management acumen will be appointed as external directors.
       5. Systems for Ensuring the Proper Operation of Corporate Groups Formed by Subsidiaries
          (1) Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.
          (2) Subsidiaries will report on required items, and a system for consultation will be established.
          (3) To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
          (4) The Company's Internal Audit Office will perform internal audits of subsidiaries.
       6. Providing Assistance to Auditors
             An Office of Internal Audits will be established and personnel appointed to internal audits on a full-time basis, and these personnel will work closely with the auditors.
       7. Assistants to the Auditors will be Independent of the Directors
          (1) The selection, appointment, and transfer of personnel assigned to the Office of Internal Audits will be done with full consideration of the opinion of the Board of Company Auditors.
          (2) The Office of Internal Audits is under the direct control of the president.
       8. Systems for Directors and Assistants to Report to Auditors, and Other Systems for Reporting to Auditors
          (1) Directors and assistants will comply with the Regulations of the Board of Company Auditors, and they will provide the necessary reports on a regular basis or when requested by an auditor or the Board of Company Auditors.
          (2) Deliberative bodies involved in important decision making, such as the Disclosure Committee, will include auditors as members.
       9. Other Systems for Ensuring Effective Execution of Audits
          (1) To ensure that the Board of Company Auditors can properly execute their duties, a sufficient budget will be created and the necessary external experts retained.
          (2) To preserve the independence of the independent auditors, they are prohibited from engaging in specific non-auditing related services. In addition, the Board of Company Auditors must approve any auditing and auditing related services to be provided by the independent auditors.
          (3)  A financial expert will be appointed to one or more auditors.

(2) Basic Policy for Managing Corporations
There is nothing to report on this subject.

                           Consolidated Balance Sheets
                           ---------------------------
                              As of March 31, 2007

                                                                                                 (Unit: Thousands of Yen)

(ASSETS)
CURRENT ASSETS:
 Cash                                                                                                        13,554,544
 Accounts receivable, net of allowance for doubtful accounts of JPY 32,489 thousand at March 31, 2007         9,675,725
 Short term investment                                                                                           12,093
 Inventories                                                                                                  1,111,086
 Prepaid expenses                                                                                             1,053,270
 Other current assets, net of allowance for doubtful accounts of JPY 4,570 thousand at March 31, 2007           930,571
                                                                                                            ------------
   Total current assets                                                                                      26,337,289
INVESTMENTS IN AND ADVANCES TO EQUITY METHOD INVESTEES,
net of loan loss valuation allowance of JPY 16,701 thousand
at March 31, 2007.                                                                                              858,490
OTHER INVESTMENTS                                                                                             2,841,741
PROPERTY AND EQUIPMENT--Net                                                                                   9,832,396
INTANGIBLE ASSETS--Net                                                                                        2,876,894
GUARANTEE DEPOSITS                                                                                            1,686,141
OTHER ASSETS, net of allowance for doubtful accounts of JPY 69,050
thousand at March 31, 2007                                                                                    3,260,053
                                                                                                            ------------
TOTAL                                                                                                        47,693,004

(LIABILITIES AND SHAREHOLDERS' EQUITY)
CURRENT LIABILITIES:
 Short-term borrowings                                                                                        6,050,000
 Long-term borrowings--current portion                                                                          290,000
 Capital lease obligations--current portion                                                                   2,953,173
 Accounts payable                                                                                             8,464,835
 Accrued expenses                                                                                               897,355
 Accrued retirement and pension costs--current portion                                                            8,428
 Other current liabilities                                                                                    2,469,058
                                                                                                           ------------
  Total current liabilities                                                                                  21,132,849
CAPITAL LEASE OBLIGATIONS--Non-current                                                                        4,318,309
ACCRUED RETIREMENT AND PENSION COSTS                                                                            750,042
OTHER NONCURRENT LIABILITIES                                                                                    564,618
                                                                                                            ------------
  Total Liabilities                                                                                          26,765,818
                                                                                                            ------------
MINORITY INTEREST                                                                                               815,182
                                                                                                            ------------
COMMITMENTS AND CONTINGENCIES                                                                                         -

(SHAREHOLDERS' EQUITY :)
 Common-stock--authorized, 377,600 shares; issued and outstanding,
  204,300 shares at March 31, 2007                                                                           16,833,847
 Additional paid-in capital                                                                                  26,599,217
 Accumulated deficit                                                                                        (24,270,769)
 Accumulated other comprehensive income                                                                         949,709
                                                                                                           ------------
  Total shareholders' equity                                                                                 20,112,004
                                                                                                           ------------
TOTAL                                                                                                        47,693,004
------------------------------------------------------------------------------------------------------------------------


                                       Consolidated Statements of Income
                                       ---------------------------------
                                 From April 1, 2006 through March 31, 2007
                                                                                                 (Unit: Thousands of Yen)

REVENUES:
 Connectivity and value-added services:
   Dedicated access                                                                                          10,791,703
   Dial-up access                                                                                             2,416,307
   Value-added services                                                                                       7,415,533
   Other                                                                                                      3,729,633
                                                                                                             -----------
     Total                                                                                                   24,353,176
 Systems integration                                                                                         30,527,081
 Equipment sales                                                                                              2,174,324
                                                                                                             -----------
     Total revenues                                                                                          57,054,581
                                                                                                             -----------
COST AND EXPENSES:
 Cost of connectivity and value-added services                                                               20,545,358
 Cost of systems integration                                                                                 23,529,045
 Cost of equipment sales                                                                                      1,893,216
                                                                                                             -----------
     Total cost                                                                                              45,967,619
 Sales and marketing                                                                                          3,438,725
 General and administrative                                                                                   3,970,692
 Research and development                                                                                       177,273
                                                                                                             -----------
     Total cost and expenses                                                                                 53,554,309
                                                                                                             -----------
OPERATING INCOME                                                                                              3,500,272
                                                                                                             -----------
OTHER INCOME:
 Interest income                                                                                                 23,037
 Interest expense                                                                                              (397,439)
 Foreign exchange losses                                                                                           (297)
 Gain on other investments --net                                                                              1,866,510
 Other--net                                                                                                      56,605
                                                                                                             -----------
   Other income--net                                                                                          1,548,416
                                                                                                             -----------
INCOME FROM OPERATIONS BEFORE INCOME TAX BENEFIT, MINORITY INTERESTS AND EQUITY IN NET LOSS OF EQUITY METHOD
 INVESTEES                                                                                                    5,048,688
INCOME TAX BENEFIT                                                                                             (803,943)
MINORITY INTERESTS IN EARNINGS OF SUBSIDIARIES                                                                 (232,719)
EQUITY IN NET LOSS OF EQUITY METHOD INVESTEES                                                                  (210,199)
                                                                                                             -----------
NET INCOME                                                                                                    5,409,713
                                                                                                             -----------


                                        Consolidated Statements of Shareholders' Equity
                                        -----------------------------------------------
                                           From April 1, 2006 through March 31, 2007            (Unit: Thousands of Yen)

                                                                   Shares of    Common Stock    Additional  Accumulated
                                                                     Common                       Paid-in      Deficit
                                                                     Stock                        Capital
                                                                   Outstanding
                                                                   (Including
                                                                    Treasury
                                                                     Stock)
                                                                    (Shares)
------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2006                                                204,300       16,833,847  26,599,217  (29,680,482)
------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                    5,409,713
------------------------------------------------------------------------------------------------------------------------
Other comprehensive
loss, net of tax
------------------------------------------------------------------------------------------------------------------------
Total comprehensive
loss
------------------------------------------------------------------------------------------------------------------------
Adjustment to initially apply SFAS158, net of tax
------------------------------------------------------------------------------------------------------------------------
Decrease of common stock due to exclusion of an equity method investee
------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2007                                               204,300       16,833,847  26,599,217  (24,270,769)
------------------------------------------------------------------------------------------------------------------------

                                                                                      Accumulated   Treasury    Total
                                                                                         Other        Stock
                                                                                      Comprehensive
                                                                                         Income
------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2006                                                                   6,553,594  (84,238) 20,221,938
------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                    5,409,713
------------------------------------------------------------------------------------------------------------------------
Other comprehensive loss, net of tax                                                    (5,492,154)          (5,492,154)
------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                                                                                        (82,441)
------------------------------------------------------------------------------------------------------------------------
Adjustment to initially apply SFAS158, net of tax                                         (111,731)            (111,731)
------------------------------------------------------------------------------------------------------------------------
Decrease of common stock due to exclusion of an equity method
investee                                                                                             84,238      84,238
------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2007                                                                    949,709        0  20,112,004
------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

1. Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements

1-1. Matters regarding scope of consolidation

(1) Number of consolidated subsidiaries and names of major consolidated subsidiaries

     Number of consolidated subsidiaries: 5

     Names of major consolidated subsidiaries: IIJ Technology Inc., Net Care, Inc., IIJ America Inc. and Net Chart Japan Inc.

     From the fiscal year ended March 31, 2007, the above-mentioned Net Chart Japan Inc. has been included to the consolidated subsidiaries by its establishment.
(2)  Unconsolidated subsidiaries: 0

1-2. Matters regarding equity method investees

(1) Number of equity method investees and names of major equity method investees

     Number of equity method investees:
     4 Names of major equity method investees: Internet Multifeed Co., Internet Revolution Inc. and atom Co.,Ltd.

     The above-mentioned atom Co.,Ltd. was no longer an equity method investee as of March 31, 2007 because IIJ sold all its holding shares on March 28, 2007.
(2) Affiliated companies(less than 50% owned) not applying the equity method: 0

1-3. Significant accounting policies

(1) Basis of presentation
       The consolidated financial statements are prepared in accordance with generally acccepted accounting principles in the United States of America(US GAAP), pursuant to the provision of paragragh 1, Article 148 of Company Accounting Regulations in Japan. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.
(2)  Appraisal method and policy of assets
    a. Securities
          IIJ accounts for its securities in accordance with Statement of Financial Accounting Standards(SFAS) No.115, "Accounting for Certain Investments in Debt and Equity Securities".
                     Available-for-sale securities are recorded at fair value as of the end of the fiscal year. Realized gain and losses are determined on the average cost method. Nonmarketable equity and debt securities are determined on the cost method.
     b. Inventries
           Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems.
                   Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.
                     Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.
(3) Depreciation and amortization of property and equipment
       Depreciation and amortization of property and equipment, are computed principally using the straight-line method. The useful lives for depreciation and amortization by major asset classes are as follows:
            Data communications, office and other equipment 2 to 15 years Purchased software 5 years
            Capitalized leases 4 to 7 years
(4) Leases
       Capital leases, which meet specific criteria noted in SFAS No.13, "Accounting for Leases", are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.
(5) Impairment of long-lived assets
       Long-lived assets excluding goodwill, IIJ evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".
(6) Goodwill and intangible assets
       Goodwill is recognized primarily as the excess of the cost of an acquired shares of consolidated subsidiaries over the estimated fair value of the subsidiaries' net assets acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.
(7) Standard for allowance

    a. Allowance for doubtful accounts
           An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.
     b. Pension and severance indemnities plans
           The Company has pension plans and /or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The unrecognized net obligation at the date of initial application is being amortized over 21 years.
         (Accounting change)
           IIJ Group adopted SFAS No. 158 ("SFAS 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS 158 amends Statement of Financial Accounting Standards No. 87, 88, 106 and 132 and requires to recognize the funded status of its pension plans in the consolidated financial statements by measuring the difference between the fair value of plan assets and projected benefit obligations, and regarding the difference in unrecognized actuarial loss and unrecognized prior service cost recognize as constituent element of accumulated other comprehensive income in the balance sheet.
           As a result of application, accured retirement and pension cost and deferred tax assets increased by 152,456 thousand yen and 33,921 thousand yen, respectively, other comprehensive income and minority interest decreased by 111,731 thousand yen and 6,804 thousand yen, respectively.
(8) Revenue Recognition
       Connectivity service and value-added service revenues are billed and recognized monthly on a straight-line basis. Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.
       Systems integration revenues are recognized when network systems and equipment are delivered and accepted by the customer. Systems integration service is subject to the Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" which was adopted as of April 1, 2004. The adoption of EITF No. 00-21 did not have any effect on the consolidated financial statements.
       Equipment sales are reported on a gross or net basis in accordance with EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent". Revenues are recognized when equipments are delivered and accepted by the customer.

2. Notes to Consolidated Balance Sheet
      Property and equipment less accumulated depriciation and
       amortization:                                     11,763,684 thousand yen

3. Notes to Consolidated Statements of Shareholders' Equity
(1) Matters regarding dividend from retained earnings after March 31, 2007
        IIJ plans to propose the following dividend payment at its general shareholders' meeting that is scheduled to be held in June 2007.
      Class of stock: common stock
      The resource of dividend: Retained earnings
      The amount of dividend: 306,450 thousand yen
      Dividend per one share of common stock: 1,500 yen
      Record date: March 31, 2007
      Effective date: June 27, 2007
(2)    Number of outstanding stock options as of March 31,2007
       Common stock 2,575 shares
(3)    Other Comprehensive Income (Loss)
       Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments, pension liability adjustments.

4.   Notes to per share information
     Net income per share: 26,519 yen
     Total shareholders' equity per share: 98,592 yen

5. Subsequent events
       On March 29, 2007, IIJ's board of directors resolved to sign definitive agreement with Panasonic Network services Inc. ("PNS") to acquire 100% of the equity of hi-ho, Inc. from PNS for JPY 1,200 million. The acquisition will become effective on June 1, 2007. IIJ Group will take over the Internet service business that PNS provides and the solution business that PNS provides to its corporate customers.
       On April 5, 2007, IIJ's board of directors resolved that IIJ make the two consolidated subsidiaries, IIJ Technology Inc. ("IIJ-Tech") and Net Care, Inc. ("Net care") 100% owned through share exchanges. The share exchanges became effective on May 11, 2007 and on the same date the two consolidated subsidiaries became 100% owned. Through this share exchanges, IIJ has newly issued 2,178 common stocks of IIJ.
       Before the share exchanges, as of April 5, 2007, IIJ's ownership in IIJ-Tech and Net Care increased to 95.2% and 92.5% respectively, as IIJ had purchased the shares of IIJ-Tech for

      1,635 million yen and the shares of Net Care for 340 million yen from their minority shareholders.


                                  Balance Sheet
                                  -------------
                              As of March 31, 2007
                                                            (Unit: Thousands of Yen)

                  Assets                                   Liabilities
---------------------------------------------------------------------------------------
           Item                Amount                   Item                 Amount
---------------------------------------------------------------------------------------
(Current assets)              (17,125,864) (Current liabilities)           (11,785,292)

Cash and bank deposits          8,692,843  Accounts payable                  2,933,769
Accounts receivable             6,841,462  Short-term borrowings             5,100,000
                                           Long-term borrowings -current
Products                           31,968  portion                             250,000
Work in process                   224,081  Accounts payable                  1,481,182
                                           Accounts receivable-Fixed
Store                              42,992   assets                           1,400,222
Prepaid expenses                  375,519  Accrued income taxes                 41,433
Accounts receivable - other       179,273  Accrued consumption tax              61,599
Short-term loans                   58,782  Advance received                    193,201
Deferred tax assets               704,010  Deposits received                    20,944
Other current assets               25,492  Advance received profit             215,427
Allowance for doubtful
 accounts                         -50,558  Other current liabilities            87,515
                                           (Long-term liabilities)            (434,716)
                                           Long-term advance received
(Non-current assets)          (14,889,683)  profit                             128,874
(Tangible non-current                      Reserve employees' retirement
 assets)                       (1,663,642)  benefits                           148,192
                                           Reserve for directors' and
                                            company auditors' retirement
Leasehold improvements            689,141   benefits                           157,650
                                           --------------------------------------------
Data communication
 equipment and office                             Total Liabilities         12,220,008
                                           --------------------------------------------
Accumulated depreciation         -694,006                   Net assets
                                           --------------------------------------------
(Intangible non-current                    (Shareholders' equity)         (19,171,572)
 assets)                       (1,567,894)
                                           --------------------------------------------
Telephone rights                    9,245  (Common stock)                  (14,294,625)
Software                        1,558,649  (Retained earnings)              (4,876,947)
(Investments and other        (11,658,147)
 assets)                                   Other retained earnings           4,876,947
                                           Retained earnings brought
Investment securities           2,029,075   forward                          4,876,947

Shares of affiliated                       (Valuation and translation
 companies                      7,462,421   adjustment)                       (659,591)
                                           Net unrealized holding gains or
Long-term prepaid expenses        214,330   losses on securities              (659,591)
Guarantee deposits              1,325,492
Other investments                 389,753

Deferred tax assets               306,126
Allowance for doubtful
 accounts                         -69,050

(Deferred asset)                  (35,624)
                                           --------------------------------------------
New share issuing costs            35,624  Total net assets                 19,831,163
---------------------------------------------------------------------------------------
        Total assets           32,051,171  Total liabilities and net
                                            assets                          32,051,171
------------------------------------------ --------------------------------------------


                               STATEMENT OF INCOME
                     (From April 1, 2006 to March 31, 2007)

                                                                   (Unit: Thousands of Yen)

                    Item                                          Amount
-----------------------------------------------------------------------------------------------
(Total revenues)
(Total costs)                                                                       39,525,982
                      Total cost of revenues                                        33,368,390
                                                                   ----------------------------
(Total costs and expenses)                                                           6,157,592
                            Operating income                                         4,262,032
                                                                   ----------------------------
                                                                                     1,895,560
(Non-operating income)
Interest and dividends income                               64,973
Commissions received                                        37,909
Other non-operating income                                  73,049                     175,931
                                            ---------------------------------------------------
(Non-operating expenses)
Interest expense                                            74,123
Amortization of new share issuing costs                     35,624
Other non-operating expenses                                50,784                     160,531
                                            ---------------------------------------------------
                             Ordinary income                                         1,910,960

(Extraordinary income)
Gain on sales of investment securities                   3,242,640
Gain on sales of shares of affiliated
 companies                                                 165,900
Other extraordinary income                                   8,818                   3,417,358
                                            ---------------------------------------------------
(Extraordinary loss)
Loss on sales of non-current assets                        111,273
Loss on valuation of investment securities               1,221,900
Loss on sales of investments securities                     12,358

Provision for retirement benefits for
 directors and company auditors                            133,680                   1,479,211
                                            ---------------------------------------------------
                  Income before income taxes                                         3,849,107
                          Income tax current                                            15,160
                         Income tax deferred                                        -1,043,000
                                                                   ----------------------------
                                  Net income                                         4,876,947


                                              Statements of Shareholders' Equity
                                              ----------------------------------
                                          (From April 1, 2006 through March 31, 2007)

                                                                                                  (Unit: Thousands of Yen)

                                                                                         Shareholders' equity
                                                                              ------------------------------------------
                                                                                          Capital surplus     Earned
                                                                                                              surplus
                                                                                         -------------------------------
                                                                                Common                     Other Earned
                                                                                 stock                        surplus
                                                                                          Additional Paid
                                                                                             in Capital       Earned
                                                                                                              surplus
                                                                                                              brought
                                                                                                              forward
------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2006                                                        16,833,847       21,980,395   -24,519,617
------------------------------------------------------------------------------------------------------------------------
Changes during the annual period
------------------------------------------------------------------------------------------------------------------------
Net income                                                                             -                -     4,876,947
------------------------------------------------------------------------------------------------------------------------
Reduction of Common Stock*                                                    -2,539,222                -     2,539,222
------------------------------------------------------------------------------------------------------------------------
Reduction of Additional Paid-in Capital*                                               -      -21,980,395    21,980,395
------------------------------------------------------------------------------------------------------------------------
Net exchanges other than shareholders' equity                                          -                -             -
------------------------------------------------------------------------------------------------------------------------
The total amount of changes during the annual period                          -2,539,222      -21,980,395    29,396,564
------------------------------------------------------------------------------------------------------------------------
BALANCE, March 31, 2007                                                       14,294,625                -     4,876,947
------------------------------------------------------------------------------------------------------------------------

                                                                                                  Valuation
                                                                                   Shareholders'     and
                                                                                     equity       translation
                                                                                                  adjustments
                                                                                   --------------------------Total net
                                                                                                     Net      assets
                                                                                      Total       unrealized
                                                                                    shareholders'  holding
                                                                                    equity         gains or
                                                                                                  losses on
                                                                                                  securities
------------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2006                                                                14,294,625   3,928,242 18,222,867
------------------------------------------------------------------------------------------------------------------------
Changes during the annual period
------------------------------------------------------------------------------------------------------------------------
Net income                                                                             4,876,947           -  4,876,947
------------------------------------------------------------------------------------------------------------------------
Reduction of Common Stock*                                                                     -           -          -
------------------------------------------------------------------------------------------------------------------------
Reduction of Additional Paid-in Capital*                                                       -           -          -
------------------------------------------------------------------------------------------------------------------------
Net exchanges other than shareholders' equity                                                  -  -3,268,651 -3,268,651
------------------------------------------------------------------------------------------------------------------------
The total amount of changes during the annual period                                   4,876,947  -3,268,651  1,608,296
------------------------------------------------------------------------------------------------------------------------
BALANCE, March 31, 2007                                                               19,171,572     659,591 19,831,163
------------------------------------------------------------------------------------------------------------------------

* Reductions of common stock and additional paid-in capital resolved at the 14th ordinary general meeting of shareholders, pursuant to Pursuant to Article 447 Paragraph 1 and Article 448 Paragraph 1 of the Corporation Law, became effective on August 4, 2006.

Notes to non-consolidated financial statements
----------------------------------------------

1-1. Significant accounting policies
(1) Valuation standards and methods for securities
            Shares of subsidiaries and affiliates: stated at cost based on the moving average method.
            Other securities:
              Securities whose market prices are quoted:
              Market value method based on the market price, etc. as of the end of the fiscal term (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)
             Securities whose market prices are not quoted: stated at cost based on the moving average method.
              Investments in limited liability investment partnerships and similar partnerships are accounted for by including the Company's net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.
(2) Valuation standards and methods for derivatives and others: market value method, in principle.
(3) Valuation standards and methods for inventories
            Products and store: stated at cost based on the moving average method.
            Work in process: specific-order cost method.

1-2. Depreciation methods for non-current assets
(1) Tangible non-current assets
            Declining balance method
             The depreciable asset whose acquisition value is 100,000 yen or more but less than 200,000 yen is depreciated in equal installments over three years.
             The numbers of useful years of main depreciable assets are as specified below:
                     Plant and buildings facilities annexed: 8-15 years
                     Tools, machines, instruments and equipments: 3-15 years
(2) Intangible non-current assets
             Straight line method
             The software used by the Company is depreciated over the number of useful years for internal use, i.e., five years.

1-3. Standards for recording of allowances
(1) Allowance for doubtful accounts
             To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.
(2) Reserve for employees' retirement benefits
             To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term.
             The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).
(3) Reserve for directors' and company auditors' retirement benefits:
             To prepare for payment of retirement benefits to full tame directors and company auditors, IIJ calculates the required amount based on regulation of directors' and company auditors' retirement benefits. As for the reserve for company auditors' retirement benefits (510 thousand yen as of end of the fiscal year) were included to the Reserve for directors' and company auditors' retirement benefits.
           (Changes in accounting method)
            With respect to retirement benefit to a retiring full time directors and company auditors, which were previously recognized as a cost at the time of payment, the Company changed its method of accounting, to record a reserve for the benefits to the amount necessary for payment as of the end of the fiscal year based on the internal regulation "Regulation for company auditors' retirement benefits". This change is made due to establishment of the Japanese Institute of Certified Public Accountants' guidance on auditing of reserve and allowance including a reserve for company auditors' retirement benefits, as amended as of April 13, 2007.
            In accordance with this change, 133,680 thousand yen, which accrued in the previous fiscal year, and 23,460 thousand yen, which accrued in this fiscal year are recorded as sales and marketing expenses and general and administrative expenses. As a result thereof, operating income, ordinary income were 23,460 thousand yen, income before income taxes was 157,140 thousand yen less than those as would have been accounted for under the previous method.

1-4. Other significant accounting policies

(1) Accounting for lease transactions
            Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.
(2) Treatment of deferred assets
            New shares issuing costs are amortized in equal installments over three years.
(3) Accounting for important hedging transactions
            The Company uses interest swaps in order to hedge the risk of changes in the interest rate on borrowing, pursuant to the internal rules prescribing limitations and maximum transaction volumes, etc. concerning derivative transactions.
            Since interest swaps are accounted for according to special tax treatment, a validity assessment is omitted.
(4) Consumption tax
            Consumption tax is separately recorded.

1-5. Changes in important accounting method
(1) Accounting standard for presentation of net assets in the balance sheet
           Effective from the year ended March 31, 2007, IIJ adopted `Accounting standard for Presentations of Net Assets in the Balance Sheet'(ASBJ No.5 issued on December 9, 2005) and `Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet'(ASBJ Guidance No.8 issued on December 9, 2005). The amount of what is previously presented as `Shareholders' Equity' was 19,831,163 thousand yen.
(2) IIJ accounted under Corporation Law in Japan and Corporate Accounting Regulations in Japan from the year ended March 31, 2007.

2.        Notes to balance sheet
           Monetary claims and liabilities to subsidiaries
            Short-term monetary claims: 382,984 thousand yen
            Short-term monetary liabilities: 2,081,878 thousand yen

3.         Notes to statement of income
           Transactions with subsidiaries
            Revenues: 1,617,661 thousand yen
            Purchases: 12,677,895 thousand yen
            Turnover from non-operating transactions: 97,311 thousand yen

4.       Deferred tax accounting
            Significant components of deferred tax assets and liabilities:
            Deferred tax assets

                  Tax operating loss carry forward:           6,952,884 thousand yen
                  Impairment loss on investment securities:                497,297
                  Reserve for retirement directors' and company auditors' benefits:
                                                                           64,164
                  Reserve for retirement employees' benefits:              60,314
                  Impairment loss on subsidiaries' securities:            378,623
                  Loss on sale of non-current assets:                      63,148
                  Impairment loss of non-current assets                    20,717
                  Accrued enterprise taxes                                 10,694
                  Others:                                                  43,590
                                                                           ------
            Subtotal of deferred tax assets:                            8,091,431
            Valuation allowance:                                       -6,628,591
                                                                       ----------
            Total of deferred tax assets:                               1,462,840
            Deferred tax liabilities
                  Unrealized gain on other securities:                    452,704
                                                                          -------
            Total of deferred tax liabilities:                            452,704
                                                                         --------
            Net amount of deferred tax assets:                1,010,136 thousand yen
                                                                       ==========

5. Notes regarding non-current assets under leasehold contracts Information on finance leases that do not transfer ownership to the lessee
(1) Amounts equivalent to acquisition cost, accumulated depreciation and net book value at March 31, 2007

                                                                                                          Thousands of Yen
                                                                              Amount       Amount equivalent to Amount
                                                                              equivalent   accumulated          equivalent
                                                                              to           depreciation and     to lease
                                                                              acquisition  amortization         obligation
                                                                              cost
--------------------------------------------------------------------------------------------------------------------------
Data communication equipment and office equipment                              6,793,079            2,879,869   3,913,210
--------------------------------------------------------------------------------------------------------------------------
Software                                                                          52,978               40,738      12,240
--------------------------------------------------------------------------------------------------------------------------
Total                                                                          6,846,057            2,920,607   3,925,450
--------------------------------------------------------------------------------------------------------------------------

(2)  Residual term of amount equivalent to lease obligation
     Within one year 1,617,630 thousand yen

     More than one year 2,402,648 thousand yen
     Total 4,020,278 thousand yen

(3) Lease expense, depreciation and amortization expense and interest expense Lease expenses 2,104,415 thousand yen
     Depreciation and amortization expense 1,953,442 thousand yen
     Interest expense 153,682 thousand yen

(4)  Amount equivalent to depreciation and amortization of leased assets
     The amount equivalent to depreciation and amortization is calculated if the leased asset was depreciated on a straight line basis for the lease term as its useful life with non residual value.
(5) The difference between total lease payments and cost for acquisition of leased property and equipment is recorded as interest and distributed to each period using interest method.

6.         Notes regarding related party transactions

(1)        Transactions with subsidiaries

Attribute    Name       Business      Ownership  Relation with related      Nature of        Amount of      Account      Balance as
                                                 parties                    transaction      transaction                 of March
                                                                                             (Thousand                   31,  2007
                                                                                             of  Yen)                    (Thousand
                                                                                                                         of Yen)
                                                 Collateral     Business
                                                 offices of     relation
                                                 directors

Subsidiary   IIJ        Systems       86.1%      Yes            Customer    Purchase of      5,526,370      Accounts     1,749,640
             Technology integration                             and         operation and                   payable         30,497
             Inc.       service                                 supplier    maintenance of   4,304,000*     Accounts
                        Outsourcing                                         network systems                 receivable
                        service                                             Purchase of        85,639**     -other
                                                                            construction
                                                                            of network
                                                                            systems
                                                                            Royalty charge
                                                                            and
                                                                            commissions
                                                                            received

(2) Transactions with other affiliated company's subsidiary

Attribute   Name           Business           Ownership Relation with related Nature of         Amount of      Account    Balance
                                                        parties               transaction       transaction               as of
                                                                                                (Thousand                 March
                                                                                                of  Yen)                  31,  2007
                                                                                                                          (Thousand
                                                                                                                          of  Yen)
                                                        collateral   Business
                                                        offices of   relation
                                                        directors
Other       NTT            Domestic and       5.0%      No           Customer Purchase of        4,593,122***  Account       546,965
affiliated  Communications international                             and      domestic and                     payable-
company's   Corporation    telecommunications                        supplier international                    other
subsidiary                 services                                           telecommunications

 (Note)
 1. Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2007.
2. Terms and conditions of the above transactions:
    * The cost and other conditions of purchase of network systems maintenance, operation and construction are determined by receiving an estimate for each purchase and in reference to the market price.
    ** Royalty charge and commissions are determined based on the previously defined rates and expenses in the contract.
    *** Supplier and cost of purchase of domestic and international telecommunications lines is determined in the comparison with the other company's estimates in consideration of the market price.

 7. Notes to per share information

           Net assets per share: 97,068.84 yen
           Net income per share: 23,871.50 yen

 8. Subsequent events
           On March 29, 2007, IIJ's board of directors resolved to sign definitive agreement with Panasonic Network services Inc. ("PNS") to acquire 100% of the equity of hi-ho, Inc. from PNS for JPY 1,200 million. The acquisition will become effective on June 1, 2007. IIJ Group will take over the Internet service business that PNS provides and the solution business that PNS provides to its corporate customers.
           On April 5, 2007, IIJ's board of directors resolved that IIJ make the two consolidated subsidiaries, IIJ Technology Inc. ("IIJ-Tech") and Net Care, Inc. ("Net Care") 100% owned through share exchanges. The share exchanges became effective on May 11, 2007 and on the same date the two consolidated subsidiaries became 100% owned. Through this share exchanges, IIJ has newly issued 2,178 common stocks of IIJ. Before the share exchanges, as of April 5, 2007, IIJ's ownership in IIJ-Tech and Net Care increased to 95.2% and 92.5% respectively, as IIJ had purchased the shares of IIJ-Tech for 1,635 million yen and the shares of Net Care for 340 million yen from their minority shareholders.

(TRANSLATION)                                                     Certified Copy

                          INDEPENDENT AUDITORS' REPORT

                                                                    May 22, 2007

To the Board of Directors of Internet Initiative Japan Inc.:


                                               Deloitte Touche Tohmatsu


                                               Designated Partner,
                                               Engagement Partner,
                                               Certified Public Accountant:
                                               Akio Shiino      (seal)



                                               Designated Partner,
                                               Engagement Partner,
                                               Certified Public Accountant:
                                               Takashi Yamaguchi  (seal)



     We have audited the consolidated financial statements of Internet Initiative Japan Inc. ("the Company") namely, the consolidated balance sheet, the consolidated statement of income, the consolidated statements of stockholders' equity and the notes to consolidated financial statements for the 15th fiscal year from April 1, 2006 to March 31, 2007, in accordance with paragraph 4, Article 444 of the Corporation Law. Responsibility as to the preparation of such consolidated financial statements lies with the management of the Company, and our responsibility is to express our opinion on the consolidated financial statements from an independent position.

     We conducted our audit in accordance with the auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false representations in the consolidated financial statements. The audit is conducted on a test basis and includes the examination of representations in the consolidated financial statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

     We confirm that the consolidated financial statements referred to above fairly represent, in all material respects, the status of assets and earnings of the corporate group comprised of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in conformity with the accounting principles generally accepted in the United States under paragraph 1, Article 148 of the Company Accounting Regulations of Japan (refer to Note 1-3 (1) of "Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements" of the notes to consolidated financial statements).

     Additional information

     (1) As stated in the Note on subsequent events, the Company signed a definitive agreement to acquire 100% of the equity of hi-ho, Inc.

     (2) As stated in the Note on subsequent events, the Company make the two consolidated subsidiaries, IIJ Technology Inc. and Net Care, Inc. 100% owned through purchase of the shares from their mainority shareholders and share exchanges.

     Our firm or we in charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountants Law.


     The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)                                                     Certified Copy

                          INDEPENDENT AUDITORS' REPORT

                                                                    May 22, 2007

To the Board of Directors of Internet Initiative Japan Inc.:


                                           Deloitte Touche Tohmatsu


                                           Designated Partner,
                                           Engagement Partner,
                                           Certified Public Accountant:
                                           Akio Shiino      (seal)



                                           Designated Partner,
                                           Engagement Partner,
                                           Certified Public Accountant:
                                           Takashi Yamaguchi  (seal)





     We have audited the non-consolidated financial statements of Internet Initiative Japan Inc. ("the Company") namely, the balance sheet, the statement of income, the statements of changes in stockholders' equity, the notes to non-consolidated financial statements and the accompanying detailed statements for the 15th fiscal year from April 1, 2006 to March 31, 2007, in accordance with item 1, paragraph 2, Article 436 of the Corporation Law. Responsibility as to the preparation of such non-consolidated financial statements and the accompanying detailed statements lies with the management of the Company, and our responsibility is to express our opinion on the non-consolidated financial statements and the accompanying detailed statements from an independent position.

     We conducted our audit in accordance with the auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance that there are no material false representations in the non-consolidated financial statements and the accompanying detailed statements. The audit is conducted on a test basis and includes the examination of representations in the non-consolidated financial statements and the accompanying detailed statements as a whole, including the examination of the accounting principles adopted by the management and the method of application thereof and the evaluation of the estimate by the management. We have determined that, as a result of the audit, we have obtained a reasonable basis for giving an opinion.

     We confirm that the non-consolidated financial statements and the accompanying detailed statements referred to above fairly represent, in all material respects, the status of assets and earnings for the period, for which the non-consolidated financial statements and the accompanying detailed statements were prepared, in conformity with the accounting standards generally accepted in Japan.

     Additional information

     (1) As stated in the Note on significant accounting policies, the Company changed its accounting method regarding retirement benefit to retiring directors and company auditors, which were previously recognized as a cost at the time of payment, to record a reserve for the benefits to the amount necessary for payment as of the end of the fiscal year based on the internal regulation.

     (2) As stated in the Note on subsequent events, the Company signed a definitive agreement to acquire 100% of the equity of hi-ho, Inc.

     (3) As stated in the Note on subsequent events, the Company make the two consolidated subsidiaries, IIJ Technology Inc. and Net Care, Inc. 100% owned through purchase of the shares from their mainority shareholders and share exchanges.

     Our firm or we in charge have no financial or other interest in the Company required to be stated by the provisions of the Certified Public Accountants Law.

     The above represents a translation, for convenience only, of the original report issued in the Japanese language.

                                                                   (TRANSLATION)
                                                                  Certified Copy

                                  Audit Report
                                  ------------

The Board of Company Auditors, upon deliberation, prepared this audit report regarding the performance of duties of the Directors of the Company during the 15th fiscal year from April 1, 2006 to March 31, 2007, based on the audit reports prepared by each Company Auditor, and hereby reports as follows:

1. Auditing Method Employed by Company Auditors and the Board of Company Auditors and Details Thereof

The Board of Company Auditors established an auditing policy and auditing plans, including the assignment of the duties, etc., of each Company Auditor, received from each Company Auditor reports on the execution of audits and the results thereof and, in addition, received from the Directors, etc. and the Independent Auditors reports on the performance of their duties and, when necessary, requested explanations regarding such reports.

In accordance with the auditing standards for Company Auditors established by the Board of Company Auditors, and based on the auditing policy and the assignment of duties, etc., each Company Auditor has taken steps to facilitate communication with the Directors and the Internal Audit Department as well as other employees, and has endeavored to gather information and create an improved environment for auditing. Each Company Auditor also attended meetings of the Board of Directors and other important meetings, received from the Directors, employees and other related persons reports on the performance of their duties and, when necessary, requested explanations regarding such reports. In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices of the Company. Furthermore, each Company Auditor monitored and examined the content of resolutions made by the Board of Directors concerning the establishment of systems to ensure that the performance of duties by the Directors will be in compliance with laws and regulations of Japan and with the Company's Articles of Incorporation and other systems as provided in Article 100, Paragraphs 1 and 3 of the Company Law Enforcement Regulations to ensure that the Company's operation will be conducted appropriately and the status of such systems established by such resolutions (internal control systems).

As for the subsidiaries of the Company, each Company Auditor has taken steps to facilitate communication with the directors and Company Auditors and other related persons of the subsidiaries and to share information among them and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

In addition, the Company Auditors also audited and examined whether the independent auditors maintain their independence and carry out audits in an appropriate manner. The Company Auditors received from the Independent Auditors reports on the performance of their duties and, when necessary, requested explanations regarding those reports. The Company Auditors also received notification from the Independent Auditor that it has taken steps to improve the "System to Ensure Appropriate Execution of the Duties of the Independent Auditors" (as enumerated in each item of Article 159 of the Company Calculation Regulations) in compliance with the "Quality Control Standards Relating to Auditing" (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc. When necessary, the Company Auditors requested explanations on such notification. Based on the foregoing method, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statements of income, non-consolidated statements of changes in shareholders' equity and notes to the non-consolidated financial statements) and supplementary schedules thereto and the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statements of income, consolidated statement of changes in shareholder's equity and notes to the consolidated financial statements).

2.       Audit Results

(1) Audit Results on the Business Report, etc.
        A. In our opinion, the business report and the supplementary schedules fairly represent the Company's condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.
        B. With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.
        C. In our opinion, the content of the resolutions made by the Board of Directors regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2) Results of Audit of the Financial Statements and Supplementary Schedules In our opinion, the method and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are fair and reasonable.

(3)    Results of Audit of the Consolidated Financial Statements
     In our opinion, the method and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are appropriate.



May 25, 2007
                          Board of Company Auditors
                          Internet Initiative Japan Inc.

                            Full-time Company Auditor  Junichi Tate (seal)
                            Company Auditor            Masaki Okada (seal)
                            Company Auditor            Masaaki Koizumi (seal)
                            Company Auditor            Hirofumi Takahashi (seal)



Note: Full-time Company Auditor, Junichi Tate, and two Company Auditors, Masaki
      Okada and Masaaki Koizumi, are outside auditors as provided in Article 2,
      Item 16, and Article 335, Paragraph 3 of the Company Law.

      Reference Documents for the Ordinary General Meeting of Shareholders
      --------------------------------------------------------------------

Agenda of the meeting and reference matters:

Item 1:               Appropriation of Retained earnings
  The Company endeavors to return our profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the retained earnings for enhancement of its financial condition and mid-term expansion of the business and development of new business. The Company proposes to pay dividends for the first time since its establishment, as the Company eliminated for the accumulated deficit by a reduction of the common stock and additional paid-in capital in the non-consolidated financial statements in August 2006, and the distributable amount has been reported as of the end of this fiscal term.
  Based on the policy described above, the Company proposes the dividends to be as follows:

1.         Kind of dividend property
                 Cash
2.         Matters concerning allocation and total amount of dividend property
                 The Company proposes to pay (Yen) 1,500 per share of common stock. In this case, the total amount of dividends is (Yen) 306,450,000.
3.         Effective date of dividends payment
                 The Company proposes it to be June 27, 2007.

Item 2:               Amendments to the Articles of Incorporation
  Approval is requested that parts of the present Articles of Incorporation be amended as follows:
1. Reason for amendment
   (1) The Company proposes to increase the maximum number of its Directors to enhance its business structure (Article 16).
   (2) The Company proposes to delete the rules related to the position of head of full-time company auditor(s) ("Jyounin-Kansayaku") since the position is not defined in the Company Law of Japan (Article 28).

2. Content of amendments
  The content of the amendments are as follows:

Present Articles                                             Proposed Articles
------------------------------------------------------------------------------------------------------------------------
(Number of Directors)                                         (Number of Directors)
Article 16.                                                   Article 16.
The maximum number of Directors of the Company shall be       The maximum number of Directors of the Company shall be
thirteen (13).                                                fourteen (14).
------------------------------------------------------------------------------------------------------------------------
(Full-time Company Auditor)                                   (Full-time Company Auditors)
Article 28.                                                   Article 28.
The Board of Company Auditor shall appoint Full-time Company  The Board of Company Auditors shall appoint Full-time
Auditor(s) ("Jyoukin-Kansayaku") by a resolution thereof.     Company Auditor(s) ("Jyoukin-Kansayaku") by a resolution
The head of the Full-time Company Auditor(s) ("Jyounin-       thereof.
Kansayaku") shall be appointed from among the full-time
company auditors through mutual consultation among company
auditors.
------------------------------------------------------------------------------------------------------------------------

Item 3:               Election of Eight Directors
  Since the term of office of seven (7) incumbent Directors. Koichi Suzuki, Toshiya Asaba, Hideshi Hojo, Hiroyuki Hisashima, Kazuhiro Tokita, Yoshifumi Nishikawa and Junnosuke Furukawa will expire at the close of this ordinary general meeting of shareholders, the reappointment of the seven (7) Directors and the election of one (1) new Director to enhance the management structure of the Company are proposed.

  The candidates for the Directors are as follows:

                  Name                                                                                  Number of
              Date of Birth                 Careers & Current Positions in and Outside the Company      Shares Owned
------------------------------------------------------------------------------------------------------------------------
Koichi Suzuki                            Dec. 1992 Director with the establishment of the Company
September 3, 1946                        Apr. 1994 President and Representative Director of the same
                                         (Current position)
                                         (Representative Status in Other Companies)
                                         Chairman of the Board and Representative Director of IIJ
                                         Technology Inc.
                                         President and Representative Director of Net Care, Inc.
                                         Chairman of the Board of IIJ America Inc.
                                         President and Representative Director of Internet Maltifeed
                                         Co.                                                                     12,783
------------------------------------------------------------------------------------------------------------------------
Toshiya Asaba                            Dec. 1992 Joined the Company
June 12, 1962                            June 1999 Director of the same
                                         June 2002 Managing Director of the same
                                         June 2004 Executive Vice President of the same (Current
                                          position)                                                                 260
------------------------------------------------------------------------------------------------------------------------
Hideshi Hojo                             Apr. 1996 Joined the Company
December 22, 1957                        June 2000 Director of the same
                                         June 2002 Managing Director of the same
                                         June 2006 Senior Managing Director of the same (Current
                                          position)                                                                 100
------------------------------------------------------------------------------------------------------------------------
Hiroyuki Hisashima                       May. 1996 Joined the Company
October 11, 1959                         Apr. 2005 Director of the same (Current position)                           57
------------------------------------------------------------------------------------------------------------------------
Kazuhiro Tokita                          July 1995 Joined the Company
April 25, 1969                           Apr. 2005 Director of the same (Current position)                          109
------------------------------------------------------------------------------------------------------------------------
Yoshifumi Nishikawa                      Apr. 1961 Joined The Sumitomo Bank, Limited
August 3, 1938                           June 1997 President of the same
                                         Apr. 2001 President, and Chief Executive Officer of Sumitomo
                                         Mitsui Banking Corporation
                                         Dec. 2002 President of Sumitomo Mitsui Financial Group, Inc.
                                         June 2005 Director of the Company (Current position)
                                         Jan. 2006 President and Chief Executive Officer of Japan Post
                                         Corporation(Current position)
                                         Apr. 2007 President of Japan Post (Current position)                         0
------------------------------------------------------------------------------------------------------------------------
Junnosuke Furukawa                       Apr. 1959 Joined The Furukawa Electric Co., Ltd.
December 5, 1935                         Mar. 1968 Chairman of the Board and Representative Director
                                         of FURUKAWA RUBGTI CO., Ltd. (Current position)
                                         June 1995 President of the same
                                         June 2003 Chairman of the Board and Representative Director
                                         of the same
                                         June 2004 Senior Adviser and Director of the same (Current position)
                                         June 2005 Director of the Company (Current position)                         0
------------------------------------------------------------------------------------------------------------------------
Junichi Shimagami                        Apr. 1990 Joined Nomura Research Institute, Ltd.
April 17, 1967                           Sep. 1996 Joined the Company
                                         Apr. 2004 Division Director of the Network Engineering
                                         Section
                                         Apr. 2007 Division Director of the Network Service Department
                                         of the same (Current position)                                            14.4
------------------------------------------------------------------------------------------------------------------------

(Notes)
(a) There is no special interest between the candidates and the Company.
(b) The candidate for the Director, Mr. Yoshifumi Nishikawa, is a candidate for an outside director. Since he established a prominent career as a corporate manager and has abundant experience and profound knowledge in management, the Company proposes to appoint him as a candidate for an outside director to enhance the supervisory functions of management. He is presently an outside director of the Company, and his total term of office as an outside director will be two (2) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Company Law) with him which limits the liability provided for in
 Article 423, Paragraph 1 of the Company Law to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of Company Law, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an outside director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of office as an outside director. Sumitomo Mitsui Banking Corporation, where he had been holding office as President until June in 2005, was issued a cease and desist order by the Fair Trade Commission of Japan in December in 2005 and administrative orders in April 2006 from the Financial Services Agency with respect to the manner in which it marketed interest rate swaps to its corporate clients during his administration.
(c) The candidate for Director, Mr. Junnosuke Furukawa is a candidate for an outside director. Since he established a prominent career as a corporate manager and has abundant experience and profound knowledge in management, the Company proposes to appoint him as a candidate for an outside director to enhance the supervisory functions of management. He is presently an outside director of the Company, and his total term of office as an outside director will be two (2) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Company Law) with him which limits the liability provided for in
 Article 423, Paragraph 1 of the Company Law to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of Company Law, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an outside director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of office as an outside director.
(d) The shares of the Company owned by the candidates for directors are stated as of May 25, 2007. The shares of the Company owned by Mr. Junichi Shimagami are held through the employee stock holding association of IIJ. If this Item 3 is approved by the shareholders and he assumes his office as Director, pursuant to the regulations of the employee stock holding association of IIJ, such procedures as the withdrawal of equity, etc. necessary for his withdrawal from the association will be conducted.

                                                                             END